Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
200 Seaport Blvd., ZW9C, Boston, MA, 02210
Phone: 617-563-9480; Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

July 27, 2016

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Rutland Square Trust and Fidelity Rutland Square Trust II
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: February 14, 2016 – February 14, 2017

To Whom It May Concern:

We submit the following on behalf of Fidelity Rutland Square Trust and Fidelity Rutland Square Trust II:

- Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bond at a meeting of the Board of Trustees held December 2015
- Statement showing the amount of the single insured bond which the individual trusts would have to maintain if they were not named as insureds under a joint insured bond
- Statement as to the period for which premiums have been paid
- Copy of the bond insurance policy
- Copy of the Fidelity Bond Insurance Recovery Agreement

Sincerely,

Jason R. Duffy

Enc.

Fidelity Rutland Square Trust / Fidelity Rutland Square Trust II:

After further discussion, upon motion duly made and seconded, it was unanimously

VOTED: That the Trust's participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy (the "E&O/D&O Policy") for the period of February 14, 2016 through February 14, 2017, as detailed in the November 16, 2015 Board memorandum, be, and it hereby is, approved, it having been determined by the Board and the Independent Trustees that each fund's participation in the E&O/D&O Policy is in the best interests of each fund and that the allocation of the premium to each fund is fair and reasonable, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately; and that the officers of each fund be, and they hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to each fund and counsel to the Independent Trustees.

FURTHER VOTED: That the portion of the total premium to be paid by each fund for the E&O/D&O insurance program be, and it hereby is, approved.

FURTHER VOTED: That the terms and the cost of the Trust's fidelity bond coverage, for the period of February 14, 2016 through February 14, 2017, as detailed in the November 16, 2015 Board memorandum, be, and it hereby is, approved, after being determined to be in the best interests of each fund and to be reasonable in form and amount, taking into consideration all factors deemed relevant by the Board, including, among others, the value of the aggregate assets of each fund to which any covered person may have access, the arrangements for the custody and safekeeping of such assets, the nature of the securities in the portfolios of each fund, and the number of parties named as insureds and the nature of their business activities; and that the officers of each fund be, and they hereby are, authorized to take all appropriate steps to place said policies established under the insurance program, subject to review of the form of policy by counsel to the funds and counsel to the Independent Trustees.

FURTHER VOTED: That the portion of the total premium to be paid by each fund for the funds' fidelity bond coverage be, and it hereby is, approved.

FURTHER VOTED: That the Board authorizes increases in fidelity bond coverage amounts for the funds of the Trust as may be required from time to time during the term of the policy.

Joint Insured Statement

I, Jason Duffy, Vice President, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report.

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

7.27.2016
Date

Trust	Fund Name	1st QTR 2016 Month End Net Assets	Bond Need
Fidelity Rutland Square Trust II	Strategic Advisers Core Fund	$23,960,563,885	
Fidelity Rutland Square Trust II	Strategic Advisers Core Income Fund	$28,103,035,254	
Fidelity Rutland Square Trust II	Strategic Advisers Core Income Multi-Manager Fund	$41,871,497	
Fidelity Rutland Square Trust II	Strategic Advisers Core Income Multi-Manager Fund : Class F	$3,011,967	
Fidelity Rutland Square Trust II	Strategic Advisers Core Income Multi-Manager Fund: Class L	$108,160	
Fidelity Rutland Square Trust II	Strategic Advisers Core Income Multi-Manager Fund: Class N	$107,543	
Fidelity Rutland Square Trust II	Strategic Advisers Core Multi-Manager Fund	$51,161,131	
Fidelity Rutland Square Trust II	Strategic Advisers Core Multi-Manager Fund: Class F	$3,015,114	
Fidelity Rutland Square Trust II	Strategic Advisers Core Multi-Manager Fund: Class L	$118,800	
Fidelity Rutland Square Trust II	Strategic Advisers Core Multi-Manager Fund: Class N	$118,099	
Fidelity Rutland Square Trust II	Strategic Advisers Emerging Markets Fund	$4,647,024,992	
Fidelity Rutland Square Trust II	Strategic Advisers Emerging Markets Fund of Funds	$9,483,209	
Fidelity Rutland Square Trust II	Strategic Advisers Emerging Markets Fund of Funds: Class F	$1,602,243	
Fidelity Rutland Square Trust II	Strategic Advisers Emerging Markets Fund of Funds: Class L	$115,927	
Fidelity Rutland Square Trust II	Strategic Advisers Emerging Markets Fund of Funds: Class N	$86,963	
Fidelity Rutland Square Trust II	Strategic Advisers Growth Fund	$11,099,570,250	
Fidelity Rutland Square Trust II	Strategic Advisers Growth Multi-Manager Fund	$62,060,414	
Fidelity Rutland Square Trust II	Strategic Advisers Growth Multi-Manager Fund: Class F	$2,543,090	
Fidelity Rutland Square Trust II	Strategic Advisers Growth Multi-Manager Fund: Class L	$121,115	
Fidelity Rutland Square Trust II	Strategic Advisers Growth Multi-Manager Fund: Class N	$120,396	
Fidelity Rutland Square Trust II	Strategic Advisers Income Opportunities Fund	$3,923,274,716	
Fidelity Rutland Square Trust II	Strategic Advisers Income Opportunities Fund of Funds	$5,663,358	
Fidelity Rutland Square Trust II	Strategic Advisers Income Opportunities Fund of Funds: Class F	$669,358	
Fidelity Rutland Square Trust II	Strategic Advisers Income Opportunities Fund of Funds: Class L	$101,231	
Fidelity Rutland Square Trust II	Strategic Advisers Income Opportunities Fund of Funds: Class N	$100,647	
Fidelity Rutland Square Trust II	Strategic Advisers International Fund	$19,091,939,875	
Fidelity Rutland Square Trust II	Strategic Advisers International II Fund	$3,034,315,684	
Fidelity Rutland Square Trust II	Strategic Advisers International Multi-Manager Fund	$59,117,280	
Fidelity Rutland Square Trust II	Strategic Advisers International Multi-Manager Fund: Class F	$3,092,061	
Fidelity Rutland Square Trust II	Strategic Advisers International Multi-Manager Fund: Class L	$97,210	
Fidelity Rutland Square Trust II	Strategic Advisers International Multi-Manager Fund: Class N	$96,632	
Fidelity Rutland Square Trust II	Strategic Advisers Short Duration Fund	$6,526,276,761	
Fidelity Rutland Square Trust II	Strategic Advisers Small-Mid Cap Fund	$7,066,587,617	
Fidelity Rutland Square Trust II	Strategic Advisers Small-Mid Cap Multi-Manager Fund	$10,753,271	
Fidelity Rutland Square Trust II	Strategic Advisers Small-Mid Cap Multi-Manager Fund: Class F	$1,604,925	
Fidelity Rutland Square Trust II	Strategic Advisers Small-Mid Cap Multi-Manager Fund: Class L	$104,547	
Fidelity Rutland Square Trust II	Strategic Advisers Small-Mid Cap Multi-Manager Fund: Class N	$103,933	
Fidelity Rutland Square Trust II	Strategic Advisers Value Fund	$10,925,832,613	
Fidelity Rutland Square Trust II	Strategic Advisers Value Multi-Manager Fund	$12,363,987	
Fidelity Rutland Square Trust II	Strategic Advisers Value Multi-Manager Fund: Class F	$3,017,317	
Fidelity Rutland Square Trust II	Strategic Advisers Value Multi-Manager Fund: Class L	$114,080	
Fidelity Rutland Square Trust II	Strategic Advisers Value Multi-Manager Fund: Class N	$113,409	
Fidelity Rutland Square Trust II Total		**$118,651,180,561**	**$2,500,000**
Fidelity Rutland Square Trust Total		**$0**	**$0**

Premium Payment Statement

I, Jason Duffy, Vice President, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The Fidelity Rutland Square Trust and Fidelity Rutland Square Trust II bond coverage is effective and premiums have been paid for the period February 14, 2016 – February 14, 2017.

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

7-27-2016
Date

FIDELITY BOND INSURANCE RECOVERY AGREEMENT

This Fidelity Bond Insurance Recovery Allocation Agreement, dated 12/8/06 (the "Agreement"), by each "Fund" as defined in the Policies referred to below (the "Fund Insureds"), and any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, member of a Board of Managers or a management board, or members of a Board of Directors, or, if operating outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to a position listed above (collectively, the "Executives").

WITNESSETH:

WHEREAS, the Fund Insureds and the Executives are and will be named as joint insureds on one or more insurance policies that provide combined coverage for (i) professional liability, (ii) directors & officers liability, and (iii) fidelity bond ("Bond") ((i), (ii) and (iii) (collectively referred to herein as the "Policies"));

WHEREAS, Rule 17g-1 under the 1940 Act ("Rule 17g-1") requires that in the case of a joint Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such a Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Bond with the minimum coverage required by Rule 17g-1(d)(1);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Policies, as follows:

1. Allocation of Recovery of Bond Claims Among Fund Insureds.

(a) Each individual Fund Insured (series or separate portfolios of a Fund Insured shall be treated as if it were an individual Fund Insured) shall initially receive not less than the lesser of an amount of the recovery equal to the amount of the minimum amount of Bond coverage each individual Fund Insured would have been required to maintain as of the date any such loss is sustained under a single insurance Bond as required by Rule 17g-1(d)(1) or the amount of the actual losses of each individual Fund Insured.

(b) Each individual Fund Insured seeking recovery amounts from the Insurer(s) in excess of the minimum amount of Bond coverage it would have been required to maintain as of the date any such loss is sustained under a single Bond as required by Rule 17g-1(d)(1) shall recover such excess amounts in full as long as the retaining aggregate policy limit is sufficient to provide all other Fund Insureds with the minimum amount of Bond coverage as required by Rule 17g-1(d)(1). If multiple Fund Insureds seek recovery amounts from the insurer(s) in excess of their respective minimum coverages, as required by Rule 17g-1(d)(1), and the remaining aggregate Bond limit is not sufficient to pay all such amounts in full, such Fund Insureds shall share in any remaining amount of available aggregate Bond limit on the basis of the minimum amount of insurance coverage that each individual Fund Insured would have been required to maintain as of the date any such loss is sustained as required by Rule 17g-1(d)(1) as a percentage of the total amount of minimum insurance coverage required by Rule 17g-1(d)(1) for all Fund Insureds seeking claim recovery amounts in excess of the minimum amount of insurance coverage required pursuant to Rule 17g-1(d)(1), provided, of course, that no Fund Insured recovers more than its actual losses.

(c) The allocation of recovery among Fund Insureds shall be subject to the requirements of Rule 17g-1, including maintaining the minimum amount of insurance coverage for each individual Fund Insured.

2. Notice. Notice is hereby given that the obligations of this Agreement are not binding upon any such Executive or shareholder individually, but are binding only upon the assets and the property of each Insured Fund's respective portfolios.

3. Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto, with respect to the subject matter hereof, and accordingly, supercedes, as of the date of this Agreement, any other agreement heretofore in effect among the parties.

4. In all instances this agreement shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts, in each case without giving effect to principles of conflicts of law,

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed and delivered on the date set forth above.

Fund Insured

By: Mark Osterheld
[Name] Mark Osterheld
[Title] President & Treasurer

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

FIDELITY RUTLAND SQUARE TRUST
FIDELITY RUTLAND SQUARE TRUST II
C/O FMR LLC, MA 02210

Bond Number: 81948149

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on February 14, 2016
to 12:01 a.m. on February 14, 2017

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 2,500,000	$ 0
2.	On Premises	$ 2,500,000	$ 250,000
3.	In Transit	$ 2,500,000	$ 250,000
4.	Forgery or Alteration	$ 2,500,000	$ 250,000
5.	Extended Forgery	$ 2,500,000	$ 250,000
6.	Counterfeit Money	$ 2,500,000	$ 250,000
7.	Threats to Person	$ 2,500,000	$ 250,000
8.	Computer System	$ 2,500,000	$ 250,000
9.	Voice Initiated Funds Transfer Instruction	$ 2,500,000	$ 250,000
10.	Uncollectible Items of Deposit	$ 2,500,000	$ 250,000
11.	Audit Expense	$ 25,000	$ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 14

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

Countersigned by February 18, 2016

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 1

Bond Number: 81948149

NAME OF ASSURED: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Fidelity Rutland Square Trust
Fidelity Rutland Square Trust II
c/o FMR LLC
200 Seaport Blvd
Mailzone ZW9C
Boston, MA 02210

This Endorsement applies to loss discovered after 12:01 a.m. on February 14, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 18, 2016

By ______________________
Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 2

To be attached to and
form a part of Bond No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i) the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and
form a part of Bond No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

   If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 4

Bond Number: 81948149

NAME OF ASSURED: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND SECTION 13. TERMINATION ENDORSEMENT

It is agreed that Section 13. Termination will be deleted and replaced with the following:

13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

    If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

    This Bond will terminate as to any one ASSURED, other than an **Investment Company**:

    a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

    b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

    c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

    The COMPANY shall refund the unearned premium computed on a pro rata basis in accordance with the standard pro rata cancellation tables if terminated by the ASSURED or if terminated for any other reason.

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the ASSURED to suffer a loss covered by this Bond; and

b. within forty-eight (48) hours of learning that an **Employee** has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each ASSURED **Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**.

This Endorsement applies to loss discovered after 12:01 a.m. on February 14, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 18, 2016

By ______________________
Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 5

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST

FIDELTIY RUTLAND SQUARE TRUST II

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 6

Bond Number: 81948149

NAME OF ASSURED: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to Section 13., Termination, the following:

   "Termination By The Company

   Bonds In Effect For More Than Sixty (60) Days

   If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

   1. Nonpayment of premium;
   2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
   3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
   4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
   5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;
   6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
   7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
   8. Such other reasons that are approved by the Commissioner;
   9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
   10. Substantial breaches of contractual duties, conditions or warranties; or
   11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a. Bond Number;

b. Date of Notice;

c. Reason for Cancellation;

d. Expiration Date of the Bond;

e. Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on February 14, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 18, 2016

By ____________________

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 7

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND COOPERATION OF ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 12., Cooperation of Assured, of the Conditions and Limitations of this Bond is deleted and replaced with the following:

At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath,

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render all assistance reasonably necessary to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 8

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND DISCOVERY ENDORSEMENT

In consideration of the premium charged, it is agreed that the first full paragraph of Section 6., Discovery, of this Bond is deleted and replaced with the following:

> This Bond applies only to loss first discovered by the President, CFO or Chief Legal Officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the President, CFO or Chief Legal Officer of the ASSURED being aware of:

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 9

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND COURT COSTS AND ATTORNEYS' FEES ENDORSEMENT

In consideration of the premium charged, it is agreed that Section E., *Court Costs And Attorneys' Fees*, of the General Agreements, is deleted in its entirety and replaced with the following:

E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, with the consent of the ASSURED, such consent not to be unreasonably withheld, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY but with the consent of the ASSURED, such consent not to be unreasonably withheld. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond such consent not to be unreasonably withheld or delayed.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 10

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND GENERAL AGREEMENT C ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended by deleting paragraphs b. and c. of General Agreement C, Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company, and replacing it with the following:

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, such consent not to be unreasonably withheld or delayed, and

c. on obtaining such consent, pays to the COMPANY a reasonable additional premium.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 11

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND NOTICE TO COMPANY ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 7., Notice to Company – Proof – Legal Proceedings Against Company, of the Conditions and Limitations, paragraph a. is deleted and replaced with the following:

a. The ASSURED shall give the COMPANY notice thereof as soon as practicable, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 12

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND ON PREMISES INSURING CLAUSE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Insuring Clause 2., On Premises, and replacing it with the following:

> Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged, deposited, or held for safekeeping at premises located anywhere, including insurance companies or sureties holding collateral in which the ASSURED has an interest.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 13

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND IN TRANSIT INSURING CLAUSE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Insuring Clause 3., In Transit, and replacing it with the following:

Loss of **Property** resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, being lost or made away with, damage or destruction, while the **Property** is in transit anywhere:

a. an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the ASSURED, or

c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

(1) written or electronic records

(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 14, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 14

To be attached to and
form a part of Policy No. 81948149

Issued to: FIDELITY RUTLAND SQUARE TRUST
FIDELTIY RUTLAND SQUARE TRUST II

AMEND ADDITIONAL COMPANIES INCLUDED AS ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that paragraph (4) of General Agreement A., Additional Companies Included As Assured, of this Bond is deleted and replaced with the following:

(4) Knowledge possessed or discovery made by the President, CFO or Chief Legal Officer of the ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)
Insuring Company:

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: **$ -0-.**

If you have any questions about this notice, please contact your agent or broker.